FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 24th of October, 2006

msystems Ltd.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K is incorporated by reference into our registration statements on Form S-8 and Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-127467 and Registration No. 333-126774, respectively).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	October 24, 2006	By:	/s/ ZIV GLICKMAN
Senior Counsel

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msystems Contact:	Investor Relations Contacts:
Elana Holzman Director of Investor Relations	Jeff Corbin / Lee Roth KCSA
+972 (9) 764-5000	+1 (212) 682-6300
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

msystems Reports $217 Million in Revenues and
Non GAAP EPS of 32 Cents for the Third Quarter of 2006

KFAR-SABA, Israel, October 23, 2006 - msystems(TM) (Nasdaq:  FLSH), a leader in smart personal storage, today announced financial results for the third quarter ended September 30, 2006.

GAAP financial highlights for the third quarter:

●       Revenues totaled $217.1 million, reflecting a 41 percent increase compared with revenues of $153.9 million in the third quarter of 2005 and a 4 percent increase compared with revenues of $209.5 million in the second quarter of 2006.

●       Gross margins were 25.8 percent, 250 basis points higher than gross margins of 23.3 percent in the second quarter of 2006.

●       Net income was $5.8 million, or $0.14 per share on a fully diluted basis, compared with net income of $3.1 million, or $0.08 per share on a fully diluted basis, in the second quarter of 2006.

Non GAAP financial highlights for the third quarter:

●       Revenues totaled $217.1 million.

●       Non GAAP gross margins were 26.0 percent, 260 basis points higher than non GAAP gross margins of 23.4 percent in the second quarter of 2006.

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●       Non GAAP net income was $13.6 million, or $0.32 per share on a fully diluted basis, compared with non GAAP net income of $10.8 million, or $0.26 per share on a fully diluted basis, in the second quarter of 2006.

Non GAAP adjustments for the third quarter of 2006 (and, to the extent applicable, the second quarter of 2006) exclude the effects of stock-based compensation, amortization of intangible assets related to an acquisition, expenses attributable to the proposed merger with SanDisk Corporation, expenses attributable to the review of prior stock option grants and related withholding tax expenses.  A reconciliation of all non GAAP results to the comparable GAAP results is set forth below.

Commenting on the results, Dov Moran, Chief Executive Officer of msystems said, "The third quarter of 2006 was a unique quarter for msystems, as we announced our acquisition by SanDisk at the end of July.  Nonetheless, we grew our revenues significantly compared to the third quarter of 2005 and also grew our revenues compared to the previous quarter.  Our results in this past quarter demonstrated the continued strength of our OEM business model and the customer relationships we have built as demand in the quarter from our major OEM customers remained strong.  We expect demand to continue to grow in the fourth quarter, typical for the holiday season.

"msystems has shown phenomenal growth over the past 5 years - in the third quarter of 2001, we sold less than $10 million compared with $217 million in the third quarter, representing over 20 times growth.  In the first nine months of 2006, our revenues were $646 million, higher than our full year 2005 revenues."

Mr. Moran continued, "As proud as I am of our achievements, I am very pleased with the acquisition as I believe that msystems and SanDisk are a great match with strong synergies in technology, channels and products.  But most important, at SanDisk we found great people who truly share our first and foremost value: `People First`."

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Mr. Moran concluded, "I would like to take this opportunity to thank all the employees of msystems who helped build this company and create its innovation, technology and tremendous success through their commitment to excellence, hard work and loyalty.  In addition to the great team at msystems, I would like to thank our shareholders, suppliers and customers - you are all our partners in this successful journey."

Conference call

msystems` management will host a conference call to discuss its third quarter financial results at 10:00 a.m. EDT today, October 23, 2006.  In light of the pending transaction with SanDisk, there will be no question and answer session following management`s prepared comments on the call.

A replay of the call will be available beginning at approximately 12:00 p.m. EDT, October 23, 2006, until October 30, 2006 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080; ID code: 7984983.

About msystems

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.msystems.com. msystems. made smarter.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only. msystems is a trademark of msystems Ltd.; MegaSIM is a trademark of msystems Ltd. in the United States and other countries and registered in Israel and Japan. U3 is a trademark of U3, LLP.

This press release includes forward-looking statements including statements regarding the proposed merger with SanDisk Corporation, the future market for the companies` products, as defined in the Private Securities Litigation Reform Act of 1995, including statements about our business outlook for the future, that our based on our current expectations.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.

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These risks include, but are not limited to:  that the businesses of msystems and SanDisk will not be integrated successfully and that any synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; all risk associated with the development and implementation of x4 technology, including difficulties in utilization or implementation of 4-bit/cell NAND flash, any failure we may experience in perfecting and/or protecting our intellectual property rights related to x4 technology, and the risk that flash manufacturers may opt to utilize such other technologies and not our x4 technology; the risk that msystems business may not perform as expected, risks relating to msystems prior stock option grants, the effect of global economic conditions in general and conditions in msystems` industry and target markets in particular, shifts in supply and demand, difficulty in predicting the level of sales by our venture with a flash partner, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in msystems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on msystems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for msystems` and its customers` products; and other risk factors detailed from time to time in msystems` filings with the Securities and Exchange Commission. msystems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to msystems` website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive msystems` future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

(Tables to Follow)

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Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)

	September 30,	June 30,
	2006	2006
ASSETS

Cash, cash equivalents, short-term bank deposits and marketable securities	160,660	179,044
Trade receivables, net	129,750	106,052
Related party trade receivables	1,061	750
Inventories	117,871	84,110
Other accounts receivable and prepaid expenses	12,193	12,608
Severance pay funds	6,412	5,579
Long-term investments and long-term receivables	7,137	5,294
Investment in equity method affiliate	649	615
Property and equipment, net	41,871	35,723
Deferred purchase credits	85,583	89,658
Other assets, net	46,957	42,030
Total assets	610,144	561,463

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	93,719	80,768
Deferred revenues	3,214	6,567
Other accounts payable and accrued expenses	37,623	32,039
Total current liabilities	134,556	119,374

LONG-TERM LIABILITIES:
Convertible Senior Notes	71,457	71,431
Accrued severance pay	8,372	7,458
Other long-term liabilities	7,418	6,533
Total long-term liabilities	87,247	85,422

MINORITY INTEREST IN SUBSIDIARY	14,933	590

SHAREHOLDERS' EQUITY

Share capital	10	10
Additional paid-in capital	350,318	341,208
Accumulated other comprehensive income	6,656	4,228
Retained earnings	16,424	10,631
Total shareholders' equity	373,408	356,077

Total liabilities and shareholders' equity	610,144	561,463

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Reconciliation of GAAP to Non GAAP Operating Results
(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Three months ended June 30,		Nine months ended September 30,
	2006	2005	2006	2005	2006	2005

GAAP costs of goods sold	$161,001	$115,870	$160,779	$87,476	$496,160	$288,717
Stock based compensation	(329)	(49)	(187)	(45)	(720)	(143)
Amortization of intangible assets	(93)	-	(92)	-	(275)	-
Withholding taxes related to stock option grants	(10)	-	(104)	-	(131)	-
Non GAAP costs of goods sold	$160,569	$115,821	$160,396	$87,431	$495,034	$288,574

GAAP research and development, net	$13,920	$10,635	$12,996	$9,274	$38,206	$28,084
Stock based compensation	(1,525)	(245)	(726)	(225)	(3,072)	(715)
Withholding taxes related to stock option grants	(43)	-	(417)	-	(529)	-
Non GAAP research and development, net	$12,352	$10,390	$11,853	$9,049	$34,605	$27,369

GAAP selling and marketing	$13,161	$8,186	$13,666	$8,580	$40,748	$25,250
Stock based compensation	(1,304)	(320)	(691)	(296)	(2,973)	(937)
Amortization of intangible assets	(333)	-	(329)	-	(983)	-
Withholding taxes related to stock option grants	(21)	(296)	(856)	(296)	(1,317)	(888)
Non GAAP selling and marketing	$11,503	$7,570	$11,790	$7,988	$35,475	$23,425

GAAP general and administrative	$9,873	$2,905	$9,199	$4,037	$24,045	$9,405
Stock based compensation	(1,167)	(172)	(710)	(156)	(2,891)	(500)
Certain G&A expenses*	(3,039)	-	(3,176)	-	(6,215)	-
Withholding taxes related to stock option grants	(52)	-	(515)	-	(652)	-
Non GAAP general and administrative	$5,615	$2,733	$4,798	$3,881	$14,287	$8,905

GAAP operating income	$19,121	$16,314	$12,853	$12,268	$46,520	$41,084
Stock based compensation	4,325	786	2,314	722	9,656	2,295
Amortization of intangible assets	426	-	421	-	1,259	-
Certain G&A expenses*	3,039	-	3,176	-	6,215	-
Withholding taxes related to stock option grants	126	296	1,892	296	2,629	888
Non GAAP operating income	$27,037	$17,396	$20,656	$13,286	$66,279	$44,267

GAAP other income, net	$0	$0	$0	$0	$1,184	$0
Other income	-	-	-	-	(1,184)	-
Non GAAP other income, net	$0	$0	$0	$0	$0	$0

GAAP taxes on income (income tax benefit)	($1,885)	$0	$1,112	$0	$641	$0
Amortization of intangible assets	149	-	144	-	293	-
Other income	-	-	-	-	(367)	-
Non GAAP taxes on income (income tax benefit)	($1,736)	$0	$1,256	$0	$567	$0

GAAP net income	$5,793	$12,808	$3,133	$6,624	$14,577	$24,449
Stock based compensation	4,325	786	2,314	722	9,656	2,295
Amortization of intangible assets	277	-	277	-	966	-
Certain G&A expenses*	3,039	-	3,176	-	6,215	-
Withholding taxes related to stock option grants	126	296	1,892	296	2,629	888
Other income	-	-	-	-	(817)	-
Non GAAP net income	$13,560	$13,890	$10,792	$7,642	$33,226	$27,632

Basic earnings per share
GAAP	$0.15	$0.35	$0.08	$0.18	$0.38	$0.68
Non GAAP	$0.36	$0.38	$0.28	$0.21	$0.88	$0.77

Diluted earnings per share
GAAP	$0.14	$0.31	$0.08	$0.17	$0.36	$0.62
Non GAAP	$0.32	$0.34	$0.26	$0.19	$0.79	$0.69

Weighted average number of shares used in computing basic earnings per share
GAAP	38,168,586	36,246,109	37,957,382	36,039,809	37,907,373	36,011,603
Non GAAP	38,168,586	36,246,109	37,957,382	36,039,809	37,907,373	36,011,603

Weighted average number of shares used in computing diluted earnings per share
GAAP	42,773,561	41,591,548	42,465,375	41,070,719	42,194,638	40,380,426
Non GAAP	43,300,709	41,898,049	42,842,218	41,262,582	42,914,699	40,692,177

* Certain G&A expenses include expenses attributable to proposed merger with SanDisk Corporation and the review of prior stock option grants.

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Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Three months ended June 30,		Nine months ended September 30,
	2006	2005	2006	2005	2006	2005

Revenues	217,076	153,910	209,493	121,635	645,679	392,540

Costs and expenses:

Costs of goods sold (1) (2)	161,001	115,870	160,779	87,476	496,160	288,717
Research and development, net (1)	13,920	10,635	12,996	9,274	38,206	28,084
Selling and marketing (1)	13,161	8,186	13,666	8,580	40,748	25,250
General and administrative (1)	9,873	2,905	9,199	4,037	24,045	9,405

Total costs and expenses	197,955	137,596	196,640	109,367	599,159	351,456

Operating income	19,121	16,314	12,853	12,268	46,520	41,084
Financial income, net	601	2,373	1,512	2,988	3,479	6,923
Other income, net	-	-	-	-	1,184	-

Income before taxes on income (income tax benefit)	19,722	18,687	14,365	15,256	51,183	48,007
Taxes on income (income tax benefit)	(1,885)	-	1,112	-	641	-
Income after taxes on income (income tax benefit)	21,607	18,687	13,253	15,256	50,542	48,007

Equity in losses of an affiliate	1,471	675	1,334	656	4,013	2,294
Minority interest in earnings of a subsidiary	14,343	5,204	8,786	7,976	31,952	21,264

Net income	$5,793	$12,808	$3,133	$6,624	$14,577	$24,449

Basic net earnings per share	$0.15	$0.35	$0.08	$0.18	$0.38	$0.68

Diluted net earnings per share	$0.14	$0.31	$0.08	$0.17	$0.36	$0.62

Weighted average number of shares used in computing basic earnings per share	38,168,586	36,246,109	37,957,382	36,039,809	37,907,373	36,011,603

Weighted average number of shares used in computing diluted earnings per share	42,773,561	41,591,548	42,465,375	41,070,719	42,194,638	40,380,426

(1) Stock based compensation expense is included in the following line items:

Cost of goods sold	$329	$49	$187	$45	$720	$143
Research and development, net	1,525	245	726	225	3,072	715
Selling and marketing	1,304	320	691	296	2,973	937
General and administrative	1,167	172	710	156	2,891	500

Total	$4,325	$786	$2,314	$722	$9,656	$2,295

(2) Costs of goods sold for the three months and nine months ended September 30, 2006, include an extraordinary credit for flash components which were purchased in Q3 and prior periods.

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